Exhibit T3B.21.2
AMENDMENT TO THE LIMITED LIABILITY COMPANY AGREEMENT
OF CIT HEALTHCARE LLC
     This Amendment (“Amendment”) to the Limited Liability Agreement dated January 3, 2006 of CIT Healthcare LLC (“LLC Agreement”) is made on August 3, 2009, by The CIT Group/Equipment Financing, Inc. (“Member”), a Delaware corporation, as the sole member of CIT Healthcare LLC, a Delaware limited liability company.
     The Member agrees that the LLC Agreement shall be amended as follows:
     1. Section 11(a)(i) is hereby amended to permit the election of more than one President of the Limited Liability Company.
     2. Section 11(d) is hereby stricken in its entirety and replaced by the following new Section 11(d):
     The Presidents. The Presidents shall: (i) preside at all meetings of the Board of Managers, provided that the Presidents are members of the Board of Managers; (ii) be controlled by the Chief Executive Officer and the Board of Managers of the Company and shall make reports concerning the business and affairs of the Company to the Chief Executive Officer and the Board of Managers as requested; and (iii) have the general powers and duties of supervision, management, direction and control of the business of the Company usually vested in the office of President, including, without limitation, the authority to sign or countersign all certificates, contracts, or other instruments of the Company as authorized by the Board of Managers.
     IN WITNESS WHEREOF, the undersigned has executed this First Amendment on the date first above written.

THE CIT GROUP/EQUIPMENT FINANCING, INC.

By: Name:	/s/ Robert J. Ingato Robert J. Ingato
Title:	Executive Vice President & Assistant Secretary